UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K
_____________________________________________________________________________

/X/	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2010

OR

/ /	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM __________ TO __________

_____________________________________________________________________________

COMMISSION FILE NUMBER: 0-8084

_____________________________________________________________________________

SAVINGS PLAN OF THE CONNECTICUT WATER COMPANY

_____________________________________________________________________________

Connecticut Water Service, Inc.
93 West Main Street
Clinton, Connecticut 06413
(860) 669-8636

Savings Plan of the Connecticut Water Company
Financial Statements and Supplemental Schedule
December 31, 2010 and 2009

Other supplemental schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act ("ERISA") of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator
Savings Plan of the Connecticut Water Company

We have audited the accompanying statements of net assets available for benefits of Savings Plan of the Connecticut Water Company as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Savings Plan of the Connecticut Water Company as of December 31, 2010 and 2009, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the 2010 basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2010 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2010 basic financial statements taken as a whole.

/s/ J.H. Cohn LLP
Glastonbury, Connecticut
June 27, 2011

Savings Plan of the Connecticut Water Company
Statements of Net Assets Available for Benefits
December 31, 2010 and 2009

	2010	2009

Assets
Cash	$--	$14,916

Investments, at fair value
Mutual funds	12,463,997	10,828,654
Connecticut Water Service, Inc. common stock fund	1,008,376	905,261
Collective investment trust	2,274,111	1,845,217
Total Investments	15,746,484	13,579,132

Receivables
Notes receivable from participants	521,330	427,009
Total Assets	16,267,814	14,021,057

Liabilities
Due to brokers for securities purchased	--	14,916
Net assets available for benefits at value	$16,267,814	$14,006,141

The accompanying notes are an integral part of these financial statements.

Savings Plan of the Connecticut Water Company
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2010 and 2009

	2010	2009

Additions to net assets attributable to:
Investment income:
Dividends	$153,857	$164,486
Net appreciation in value of investments (see Note 3)	1,548,194	2,037,686
	1,702,051	2,202,172

Interest income on notes receivable from participants	24,565	20,906

Contributions:
Employee contributions (including rollover contributions)	1,055,764	1,033,296
Employer contributions	445,854	432,826
	1,501,618	1,466,122

Total additions	3,228,234	3,689,200

Deductions from net assets attributable to:
Distributions to participants	942,045	696,773
Administrative expenses (see Note 2)	24,516	24,608
Total deductions	966,561	721,381

Net increase	2,261,673	2,967,819

Net assets available for benefits, beginning of year	14,006,141	11,038,322
Net assets available for benefits, end of year	$16,267,814	$14,006,141

The accompanying notes are an integral part of these financial statements.

Savings Plan of the Connecticut Water Company
Notes to Financial Statements
December 31, 2010 and 2009

1.	Description of the Plan

The following description of Savings Plan (the "Plan") of the Connecticut Water Company (the "Company") provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan's provisions.  The Company is a wholly-owned subsidiary of Connecticut Water Service, Inc.  The Plan was established by the Board of Directors of the Company in 1985 and was amended and restated since that date.  The Plan is a trusteed, defined contribution plan covering all eligible employees of the Company.

Effective April 1, 2001, eligible employees of Crystal Water Company and Gallup Water Service, Inc., which are both wholly-owned subsidiaries of Connecticut Water Service, Inc., became eligible to participate in the Plan.  Effective December 14, 2001, eligible employees of The Barnstable Water Company, a wholly-owned indirect subsidiary of Connecticut Water Service, Inc., became eligible to participate in the Plan.

Wachovia Bank serves both as the Plan's Trustee and record-keeper.  Due to the acquisition of Wachovia Bank by Wells Fargo Bank, N.A., effective January 1, 2010, Wells Fargo Bank, N.A. serves as both the Plan’s Trustee and record keeper.

Effective January 1, 2009, the Company changed the Plan to meet the requirements of a special Internal Revenue Code (“IRC”) safe harbor.  Under the provisions of this safe harbor plan, as amended and restated effective January 1, 2010, the Company will make an automatic contribution of 3% of eligible compensation for all eligible employees, even if the employee does not elect to make their own contributions.  Employees hired after January 1, 2009 are ineligible to participate in the Company’s pension plan, therefore, the Company will contribute an additional 1.5% of eligible compensation to the employee’s account.  Additionally, the Plan contains the following provisions, as described below:

(a)
Participant salary deferral contributions are made on a pre-tax basis of between 1% and 50%, or a flat dollar amount up to an annual maximum set by the IRC, for all employees.  Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

(b)
New employees are eligible to enroll in the Plan after six months of employment with the Company.  Enrollment will take place on the first day of the next plan year quarter following the date on which such eligibility requirements are satisfied.

(c)	Participants are eligible to receive Company contributions upon plan enrollment.

Prior to January 1, 2009, the Company match was 50% of each participant's employee salary contribution not to exceed 4% of compensation.

Once eligible, employees can elect to enter into a written salary deferral agreement.  Participant loans and hardship withdrawals are permitted.  Changes in contributions are allowed quarterly.

Savings Plan of the Connecticut Water Company
Notes to Financial Statements
December 31, 2010 and 2009

1.	Description of the Plan (continued)

Participants may borrow at least $1,000 to the lesser of $50,000 or 50% of the vested amount of their accounts, at the rate of interest of prime rate plus 1%.  Notes receivable from participants must be repaid within five years, or before attaining age 65, whichever is shorter.  Notes receivable from participants to purchase a principal residence may be repaid within fifteen years.

A participant is fully vested at all times in the accrued balance of his or her entire account.

On a daily basis, the Trustee determines the total net earnings of each investment option and allocates this amount to the accounts of the participants on the basis of the percentage each participant has invested in each investment option.

Employer contributions are deposited into participants' accounts based on the participant elected allocations.

Payments of benefits upon retirement at age 55 or later, or death, are, at the election of the participant, either made in a lump-sum payment, paid over a period of time not to exceed participant's life expectancy, or paid out commencing at age 70-1/2.  Payment of benefits in the event of death are made to the beneficiaries designated by the participant and initiated by the beneficiary.  A retired participant who elects distributions commencing at age 70-1/2 may elect to receive periodic distributions at any time prior to taking a lump-sum payout.  Subject to certain restrictions, distributions to participants under other circumstances are made in the form of lump-sum payments.  Benefits are recorded when paid.

Each participant's account is credited with the participant's contributions, the Company's contributions and account earnings.  Participant's accounts are charged with an allocation of certain administrative expenses to the extent those expenses are not paid by the Company.  Participants are permitted to invest in one or more of the investment options offered pursuant to the provisions of the Plan.

Prior to age 59-1/2, a participant may withdraw roll-over balances for any reason, subject to tax penalties, if applicable.  Additionally, participants under the age of 59-1/2 are able to withdraw balances attributable to employee contributions for hardship purposes.  Company contributions are not available for hardship distributions.  Participants may withdraw all or any part of their contributed balance upon having attained age 59-1/2.  Employer contributions can be withdrawn at age 70-1/2.

The Plan has evaluated events and transactions for potential recognition or disclosure through June 27, 2011, which is the date the financial statements were available to be issued.

2.	Summary of Significant Accounting Policies

Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management of the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period.  Actual results could differ from those estimates.

Savings Plan of the Connecticut Water Company
Notes to Financial Statements
December 31, 2010 and 2009

2.	Summary of Significant Accounting Policies (continued)

Administrative Expenses
Administrative expenses and fees of the Plan are ordinarily paid by the Company unless the Plan administrator directs the Trustee to pay these expenses utilizing Plan assets.  During 2010 and 2009, administrative expenses of $24,516 and $24,608, respectively, were paid to the Trustee out of Plan assets.

Valuation of Investments
Investments held by a collective investment trust are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets of a collective investment trust attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the underlying defined-contribution plans.  Since there is not a material difference between fair value and contract value for the collective investment trust, the Plan’s investment in the collective investment trust is presented at contract value, which approximates fair value on the Statements of Net Assets Available for Benefits as of December 31, 2010 and 2009.

The investments in the accompanying Statements of Net Assets Available for Benefits are stated at fair value.  Securities traded on a national securities exchange are reported at fair value, at the last reported sales price on the last business day of the Plan year.  Investments traded in the over-the-counter market and listed securities for which no sales were reported on that date are valued at the average of the last reported bid and asked prices.  Mutual funds are reported at net asset value.

Notes receivable from participants are valued at amortized cost, which represents fair value.

Risks and Uncertainties
The Plan provides for various investment options in mutual funds, collective investment trusts, and common stock fund.  Investment securities are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant's account balances and the amounts reported in the accompanying financial statements and supplemental schedule.

New Accounting Pronouncements
In September 2010, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans. ASU 2010-25 requires participant loans to be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. The guidance is effective for fiscal years ending after December 15, 2010, with early adoption permitted. The guidance is applied retrospectively to all periods presented. The Plan adopted this guidance as of January 1, 2010, and reclassified participant loans from plan investments to a component of receivables for both periods presented in the Statements of Net Assets Available for Benefits. Other than the reclassification requirements, the adoption of this standard did not have a material impact on the Plan’s financial statements.

Savings Plan of the Connecticut Water Company
Notes to Financial Statements
December 31, 2010 and 2009

2.	Summary of Significant Accounting Policies (continued)

In January 2010, the FASB issued ASU 2010-06, Improving Disclosures About Fair Value Measurements, which amends the disclosure requirements for fair value measurements. Companies are now required to disclose significant transfers in and out of Levels 1 and 2 of the fair value hierarchy, whereas the previous rules only required the disclosure of transfers in and out of Level 3. Additionally, in the roll forward of Level 3 activity, companies must present information on purchases, sales, issuances, and settlements on a gross basis rather than on a net basis. ASU 2010-06 also clarifies that fair value measurement disclosures should be presented for each class of assets and liabilities. A class is typically a subset of a line item in the statement of financial position. Companies should also provide information about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring instruments classified as either Level 2 or Level 3. The Plan adopted this guidance, except for the new requirement related to the Level 3 roll forward. Gross presentation in the Level 3 roll forward is effective for the Plan in 2011. The Plan’s adoption of ASU 2010-06 did not affect the Statement of Net Assets Available for Benefits or the Statement of Changes Net Assets Available for Benefits since it amends only the disclosure requirements for fair value measurements. See Note 3 for information and related disclosures regarding fair value measurements.

Reclassifications:
Certain amounts in the 2009 financial statements have been reclassified to conform with the presentation at December 31, 2010.

3.	Investments

Participants direct the Trustee regarding the investment of amounts held in their accounts.  The fair value of investments that represent 5% or more of the Plan's total net assets as of December 31, 2010 and 2009 are as follows:

2010
Wells Fargo Stable Return Fund	$2,274,111
PIMCO Total Return Fund	1,928,471
American EuroPacific Growth Fund	1,424,517
The Growth Fund of America	1,335,539
Blackrock Funds III Lifepath 2020	1,255,568
Connecticut Water Service, Inc. common stock fund	1,008,376
Blackrock Funds III Lifepath 2030	1,005,974
Vanguard Small Cap Growth Fund	988,370
Vanguard 500 Index Fund	834,553

2009
PIMCO Total Return Fund	$1,871,506
Wachovia Diversified Stable Value Fund	1,845,217
MFS Value Fund	1,370,411
American EuroPacific Growth Fund	1,335,426
The Growth Fund of America	1,160,730
Blackrock Funds III Lifepath 2020	1,015,814
Connecticut Water Service, Inc. common stock fund	905,261
Blackrock Funds III Lifepath 2030	778,305
Vanguard 500 Index Fund	735,283

Savings Plan of the Connecticut Water Company
Notes to Financial Statements
December 31, 2010 and 2009

3.	Investments (Continued)

During 2010 and 2009, the Plan's investments (including gains and losses on investments bought and sold as well as held during the year) appreciated in value by $1,548,194 and $2,037,686, respectively, as follows:

	2010	2009

Mutual Funds	$1,340,986	$1,943,825
Common Stock Fund	157,250	60,144
Collective Investment Trust	49,958	33,717
	$1,548,194	$2,037,686

4.	Fair Value Measurements

The Plan values its financial instruments based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  In order to increase consistency and comparability in fair value measurements, a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described below:

Level 1:	Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2:
Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in inactive markets; or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated with observable market data.

Level 3:	Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

In determining fair value, the Plan utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as considers counterparty credit risk in its assessment of fair value.

Financial assets carried at fair value at December 31, 2010 are classified in the table below in one of the three categories described above:

	Level 1	Level 2	Level 3	Total
Equity Mutual Funds	$7,251,472	$--	$--	$7,251,472
Balanced Mutual Funds	3,284,054	--	--	3,284,054
Fixed Income Mutual Funds	1,928,471	--	--	1,928,471
Total Mutual Funds	12,463,997	--	--	12,463,997
Collective Investment Trust	--	2,274,111	--	2,274,111
Common Stock Fund	--	1,008,376	--	1,008,376
	$12,463,997	$3,282,487	$--	$15,746,484

Savings Plan of the Connecticut Water Company
Notes to Financial Statements
December 31, 2010 and 2009

4.	Fair Value Measurements (Continued)

Financial assets carried at fair value at December 31, 2009 are classified in the table below in one of the three categories described above:

	Level 1	Level 2	Level 3	Total
Equity Mutual Funds	$6,397,703	$--	$--	$6,397,703
Balanced Mutual Funds	2,559,445	--	--	2,559,445
Fixed Income Mutual Funds	1,871,506	--	--	1,871,506
Mutual Funds	10,828,654	--	--	10,828,654
Collective Investment Trust	--	--	1,845,217	1,845,217
Common Stock Fund	--	905,261	--	905,261
	$10,828,654	$905,261	$1,845,217	$13,579,132

There have been no changes in the methodology used at December 31, 2010 and 2009.

Investments in mutual funds are valued at the net asset value of shares held by the Plan at year end using market prices on active markets (Level 1).  Level 1 instrument valuations are obtained from real-time quotes for transactions in active exchange markets involving identical assets.

Investments in the common stock fund are valued at the closing price reported on the active market on which the individual securities are traded, plus any uninvested cash position (Level 2).

The Plan’s interest in the collective investment trust is valued based on information reported by the investment advisor using the audited financial statements of the common collective trust at year end.  The net asset value is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.  In 2010, all investments in the Wachovia Diversified Stable Value Fund (Level 3) were sold and all proceeds were invested in the Wells Fargo Stable Return Fund (Level 2).

The following table rolls forward the Plan’s Level 3 assets for the year ended December 31, 2010:

Collective Investment Trust
Balance, beginning of year	$1,845,217
Net appreciation	17,634
Purchases, sales, issuances and settlements (net)	(1,862,851)
Balance, end of year	$--

The following table rolls forward the Plan’s Level 3 assets for the year ended December 31, 2009:

Collective Investment Trust
Balance, beginning of year	$1,469,223
Net appreciation	33,717
Purchases, sales, issuances and settlements (net)	342,277
Balance, end of year	$1,845,217

Savings Plan of the Connecticut Water Company
Notes to Financial Statements
December 31, 2010 and 2009

5.	Tax Status

The Plan obtained its latest determination letter on September 15, 2010, in which the Internal Revenue Service (the “IRS”) stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC.  The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and that, therefore, the Plan qualifies under Section 401(a) and the related trust is tax exempt as of December 31, 2010.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

6.	Related-Party Transactions

Section 3(14) of the Employee Retirement Income Security Act of 1974, as amended, defines a party-in-interest to include among others, fiduciaries or employees of the Plan, any person who provides services to the Plan or an employer whose employees are covered by the Plan.  Accordingly, notes receivable from participants and investments in Connecticut Water Service, Inc. Common Stock Fund are considered party-in-interest transactions. The Plan held 49,745 and 51,468 units of the Company’s Common Stock Fund as of December 31, 2010 and 2009, respectively.  The fair value of the investment in the Company’s Common Stock Fund was $1,008,376 and $905,261 as of December 31, 2010 and 2009, respectively.  Net appreciation in the Plan's investment in Connecticut Water Service, Inc. Common Stock Fund was $157,250 and $60,144 for the years ended December 31, 2010 and 2009, respectively.  Dividends are reinvested in the Plan when paid.  Total dividends paid during the years ended December 31, 2010 and 2009 were $46,531 and $30,843, respectively.

The Plan's investment in the Wells Fargo Stable Return Fund managed by the Trustee is considered an exempt party-in-interest transaction.

7.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan document to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.

Savings Plan of the Connecticut Water Company
EIN:  06-0713930
Plan Number:  003
Schedule H - Line 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2010

		Description of Investment
		including Maturity Date,
	Identity of Issuer, Borrower, Lessor or	Rate of Interest, Collateral		Current
	Similar Party	Par, or Maturity Value	Cost	Value

	American EuroPacific Growth Fund	Mutual Fund	**	$1,424,517
	American Balanced Fund	Mutual Fund	**	506,999
	Blackrock Funds III Lifepath Income	Mutual Fund	**	156,205
	Blackrock Funds III Lifepath 2020	Mutual Fund	**	1,255,568
	Blackrock Funds III Lifepath 2030	Mutual Fund	**	1,005,974
	Blackrock Funds III Lifepath 2040	Mutual Fund	**	359,308
	Perkins Mid Cap Value Fund	Mutual Fund	**	647,228
	The Growth Fund of America	Mutual Fund	**	1,335,539
	Vanguard 500 Index Fund	Mutual Fund	**	834,553
	Vanguard Small Cap Growth Index Fund	Mutual Fund	**	988,370
	Vanguard Small Cap Index Fund	Mutual Fund	**	384,496
	Vanguard Value Index Fund	Mutual Fund	**	128,262
	MFS Value Fund	Mutual Fund	**	1,508,507
	PIMCO Total Return Fund	Mutual Fund	**	1,928,471
	Total Mutual Funds			12,463,997

*	Connecticut Water Service, Inc.	Common Stock Fund	**	1,008,376

*	Wells Fargo Stable Return Fund	Collective Investment Trust	**	2,274,111

*	Notes receivable from participants	Interest rates ranging from
		4.25% to 9.25%, maturing
		between 2011 and 2015	**	521,330

	Total Investments			$16,267,814

*	Indicates a party-in-interest

**	Cost information was omitted since all investments are participant directed.

See Report of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SAVINGS PLAN OF THE CONNECTICUT WATER COMPANY
Date: June 27, 2011	By: /s/ David C. Benoit Name: David C. Benoit Title: Vice President and Chief Financial Officer, Connecticut Water Company, the Plan Administrator

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of J.H. Cohn LLP